Exhibit 99.4

DAB Bank AG Upgrades NICE Environment with NICE Interaction
Management to Enhance Compliance Capabilities

Capabilities displayed with German bank demonstrate NICE’s leadership in the area of compliance

Ra’anana, Israel, November 28, 2011 - NICE (NASDAQ: NICE), today announced that DAB Bank AG, a German direct bank specializing in securities-related services, has completed deployment of the latest release of NICE Interaction Management, upgrading its existing implementation of the NICE solutions for workforce management and compliance recording.

DAB will benefit from this upgrade with newly introduced capabilities in NICE Interactions Management, including enhanced compliance and risk management and increased enterprise readiness. As new compliance and risk management needs have arisen for the company, they are now able to retain interactions for up to 10 years. Furthermore, NICE Interaction Management supports complex virtualization requirements and has VMWare ReadyTM status to support DAB’s specific virtual environment needs. It features an advanced and easy deployment facility which enabled a ‘click and go’ software upgrade that took less than eight hours to complete with no data loss.

Stephan Jauch, Manager IT Operations, at DAB Bank AG said, “We decided to upgrade our existing NICE implementation to provide us with a robust and highly reliable call recording solution that will help us improve our compliance adherence. Based on the benefits we have experienced for many years with NICE, we believe that the new capabilities in NICE Interaction Management will help us achieve these goals. After completing implementation and starting production, we have found the solution to be a very reliable system that is supported by a highly dedicated and professional team.”

“With the new version of NICE Interaction Management for our virtualized environment, we are confident that we can adhere to external regulatory and internal compliance requirements. The solution will enable us to keep all needed interactions for extremely long periods of time. NICE is unique in providing such an advanced and smart retention mechanism that requires no quality assurance,” added NAME.

Ad Ketelaars, President of NICE EMEA, said, “We are pleased to provide the solutions to enhance DAB’s compliance recording needs. The selection of the latest capabilities of NICE Interaction Management reflects the importance and relevance of the solution’s new capabilities for ensuring compliance, as well as support for new contact center architectures, increased enterprise readiness, and enhanced scalability with high availability. The combination of these capabilities makes NICE a natural choice for Europe’s leading organizations who face increased competition and regulation and at the same time want to improve operational efficiency and compliance while decreasing costs.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About DAB bank
DAB bank is a direct bank specializing in securities-related services. It operates in Germany and -- through its subsidiary direktanlage.at -- also in Austria. It offers a wide range of products and services targeted to investors, traders and asset managers. As of June 30, 2011, the DAB bank Group administered a total of 621,128 securities accounts comprising customer assets of EUR27.08 billion. Headquartered in Munich, DAB bank was founded in 1994 as Germany's first discount broker. For more information visit www.dab-bank.de

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ketelaars, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.